UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

Marvell Technology Group Ltd.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Shares, Par Value $0.002 Per Share
(Title of Class of Securities)

G5876H105
(CUSIP Number of Class of Securities Underlying Common Shares)

Michael Rashkin

Interim Chief Financial Officer

Marvell Technology Group Ltd.

Canon’s Court, 22 Victoria Street

Hamilton HM 12, Bermuda

(441) 296-6395

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Carmen Chang, Esq.
Tom Savage, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road

Palo Alto, CA 94304
Tel:  (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

Not Applicable*	Not Applicable*

*                                         A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    Not applicable

Form or Registration No.:    Not applicable

Filing Party:    Not applicable

Date Filed Not applicable

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer:  ☐

MATERIALS PRESENTED TO EMPLOYEES AT DISCOUNTED STOCK OPTION EDUCATION SESSIONS

MOVING FORWARD FASTER ®

Discounted Stock Options and §409A August 22, 2007

Meeting Objectives Explain the tax law change affecting certain stock options What Marvell is considering to address the §409A issue

Why are we here today? Marvell determined some of your unexercised stock options may be negatively impacted by an Internal Revenue Code change. Marvell is considering solutions that may avoid or minimize certain adverse personal tax consequences but which would require your participation and permission to implement if they are undertaken. You are not required to participate if any solution is offered, but you may have adverse income tax consequences if you do not.

What is the Tax Code Change?

Option taxation prior to §409A Nonqualified Stock options (discounted or not) were taxed as follows: No tax event at either grant or vesting Income tax at exercise Option grant price = $16 Stock price at vesting = $17 Employee exercises when stock price = $20 Income tax at exercise on the gain of $4 ($20-$16)

How did I get discounted options? The Special Committee appointed by Marvell's Board of Directors identified occasions when the Company used incorrect grant measurement dates for accounting purposes When the per share fair market value (FMV) of the underlying stock on the revised measurement date was higher than the per share FMV on the original grant date, the options are deemed discounted

Which options are affected? Granted or may have been granted at a per share exercise price below the underlying stock's per share FMV on grant date ("Discount Options"), AND Which vest AFTER 12/31/04 Portions of Discount Option grants issued prior to §409A's enactment could be impacted by §409A if they vested 1/1/05 and later Discount Options vesting prior to 1/1/05 are "grandfathered" and not subject to §409A

Example: Option granted on May 5, 2003 -- 9,600 shares (no exercises to date) Option price = $6.185; fair market value at accounting measurement date = $8.905 Vesting: 2,400 options vest on May 5, 2004 1,400 options vest monthly during 2004 2,400 options vest monthly during 2005 2,400 options vest monthly during 2006 1,000 options vest monthly during 2007 CONCLUSION: 5,800 options in this grant may be subject to §409A because it has been determined that they may have been granted at less than fair market value on the date of grant, they vest after 1/1/05, and because none have been exercised to date.

Example: (continued) As of 8/20/2007 Company stock price = $17.10 §409A Estimated Impact W-2 Income Inclusion: $63,307 (5,800 options x $10.915 ($17.10 FMV - $6.185 Option Price)) Fed Ordinary Income $22,157 (35.0%) CA Ordinary Income $ 5,888 ( 9.3%) Normal Stock Gain Rate $28,045 44.3% Penalty Tax (Federal/CA) $25,323 (40.0%) Penalty Interest $ 5,698 (9.0%) Tax Rate w/§409A $59,066 93.3% This will occur each year until exercise or expiration of the option.

What Solution are We Considering?

Marvell's Possible Solution: Tender Offer Amend option to increase option price, AND Compensate you with restricted stock units (“RSUs”) or cash equivalent to the increase in exercise price RSUs will be stock-settled and will vest over the remaining option vesting schedule of the Discount Options RSU Settlement will be at vesting date at the then-current FMV of Marvell stock. Only the portion of the Discount Option grant subject to §409A may be amended through the Tender Offer: Only portion of option vested after 12/31/2004 Unexercised at the time the Tender Offer closes

Marvell's Possible Solution: Tender Offer (1) Amend unexercised options to increase the option price New option price will equal the per share fair market value of the underlying stock at the correct option grant date. All other terms will remain the same (including the number of shares, vesting schedule and expiration date). AND (2) RSU payment The number of RSUs you receive is equal to: (A) the difference between the original exercise price and the corrected exercise price, multiplied by (B) the number of shares subject to the Tender Offer, divided by (C) the closing price on the last day of the tender. RSUs will be first issued in the first payroll cycle in January 2008. RSU vesting on unvested options will mirror the unvested option vesting dates. Some RSUs would be vested at the time of grant because the Discount Options to which they relate would have vested by January 2008. Other RSUs will vest under the remaining vesting period of the unvested Discount Options

Marvell's Possible Solution: Tender Offer Example Active employee on January 2, 2008: RSU grant = aggregate difference in exercise prices for tendered options. Example: 1,000 affected options: Original exercise price per share = $10. Adjusted exercise price per share = $20. Marvell’s stock price on the last day of the Tender Offer = $25. Marvell’s stock price on January 2, 2008 = $30. Employee will be granted 400 RSUs [(1,000 affected options x ($20-$10)/$25] in January 2008 The vesting schedule of the RSU will match the original option’s vesting schedule If the SEC does not approve the above solution, Marvell currently plans to compensate for the difference by using cash payments, subject to the same vesting schedule as the original options.

Marvell's Possible Solution: Tender Offer Example Active employee on Tender Offer closing date; terminated employee by January 2, 2008: Cash payment instead of RSUs, but only on portion of affected options that had vested on their own terms prior to termination date. Example: 1,000 affected options: Original exercise price per share = $10. Adjusted exercise price per share= $20. Marvell’s stock price on the last day of the Tender Offer = $25. Marvell’s stock price on January 2, 2008 = $30. If only 50% of affected options had vested by termination date, employee will receive $5,000 [(1,000 affected options x ($20-$10) x 50%] in January 2008

Eligibility for the Possible Tender Offer Must be an employee as of Closing of Tender Offer Covered options: May have been granted at a discount Vest after 12/31/2004 Unexercised and Unexpired at Tender Offer Close Date Discount Options exercised before Tender Offer is Closed that could have been corrected in the Tender Offer will have §409A consequences

What If I Do Nothing?

 What if I do nothing? Tax Impact: Potential federal income taxation prior to exercise 20% additional federal income tax 20% additional state income tax Potential federal interest and penalties Will occur each year until exercise or expiration of the Discount Options (as defined above). This solution is a one-time offer to prevent future adverse tax consequences under §409A.

How Do I Participate?

Tender Offer Timeline Tender Offer CANNOT begin until there is SEC approval. Tender Offers must be open for at least 20 business days once they begin Dates will be announced when SEC approval is received Employees planning long vacations or leaves of absence in the coming months should keep close contact with their Marvell email account stockadmin@marvell.com is the sender email address for all matters related to the Discount Options

What if I still have questions? We will have workshops and additional seminars §409A Information Sessions scheduled thus far: August 22 – 10:00am & 4:00pm PDT August 29 – 10:00am & 4:00pm PDT Once the Tender Offer launches, we will schedule additional sessions illustrating how to access the Tender Offer website, what the tender offer solution is, etc Follow up questions: stockadmin@marvell.com

Tax Advice Taxation of stock option transactions can be very complicated. Company policy prohibits any employees from providing personal income tax advice to any other employee. This presentation is general and you should consult with your personal tax advisor for advice relevant to your specific situation.

 Important Information THIS PRESENTATION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO PURCHASE OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. A SOLICITATION WILL BE MADE ONLY PURSUANT TO AN OFFER TO AMEND AND RELATED MATERIALS THAT MARVELL TECHNOLOGY GROUP, LTD. WILL FILE WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") AS PART OF A TENDER OFFER. OPTION HOLDERS WHO WILL BE ELIGIBLE TO PARTICIPATE IN THE TENDER OFFER SHOULD READ THE FILED MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. OPTION HOLDERS WILL BE ABLE TO OBTAIN TENDER OFFER MATERIALS FREE OF CHARGE FROM THE SEC'S WEBSITE AT WWW.SEC.GOV OR FROM MARVELL TECHNOLOGY GROUP, LTD.